# EXHIBIT H

# OFFERING PAGE ON INTERMEDIARY'S PORTAL



**Friendlies Debt RELIEF**, consumer-centric, web-based debt collection model.

When you're in debt, bad things happen. Nasty people call, thugs threaten you, debt collectors work hard to make your life miserable…and they been doing business that way for thousands of years — It drives people crazy.

Harrassing debt collectors is the #1 consumer complaint in America according to the FCC. And debt collection is a BIG business. Last year, collectors made over 1 billion phone calls, hasseling over 70 million hard-working american consumers, chasing $50 billion of past-due debt. It's time to get the debt collection monkey off their backs.

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Funded:                                                                 0%

**Invest Now**

**ID:**  FDR-2019
**Exemption:**  REG-CF
**Issue Type:**  Loan
**Accredited Only?:**  No
**Minimum Investment:**  $1,000
**Suggested Investment:**  $2,000
**Additional Investments:**  $2,000
**Target Goal:**  $250,000
**Minimum Goal:**  $50,000
**Maximum Goal:**  $499,000
**Raise Start Date:**  Sunday, November 10, 2019
**Raise End Date:**  Tuesday, November 10, 2020
**Raise Target Date:**  Tuesday, December 31, 2019
**Reviewed Financials:**  Yes

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This issuer's offering is insured by the  TIGER MARK  insurance policy.